SEB

Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Individual Principal has been added in Schedule A: Marika Emilie Ottander

- Individual Principal has been added in Schedule A: John Ture Turesson

- Individual Principal has been removed in Schedule A: Charlotta Eva Lindholm

- Individual Principal has been removed in Schedule A: Kristian Skovmand

- Item 11 has been amended. The indication of the number of customers that the divisions "Large Corporates & Financial Institutions" and "Corporate and Private Customers" each serve has been removed.

- Form 7-R has been amended to reflect new or amended:
  o Business Information
  o Other names
  o Non-U.S. Regulator Information
  o Registration Contact Information
  o Enforcement/Compliance Communication Contact Information
  o Membership Information
  o Membership Contact Information